UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    May 14, 2018

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Repurchase and Cancellation of Own Shares

(Repurchase of Own Shares under the provisions of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act, and

Cancellation of Repurchased Shares pursuant to Article 178 of the Companies Act)

Tokyo, May 14, 2018 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, Head Office: Chiyoda-ku, Tokyo, President and Group CEO: Takeshi Kunibe) hereby announces that its board of directors resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act, as follows:

1.	Reason for the Repurchase of Own Shares

SMFG will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

2.	Outline of the Repurchase

(1)	Type of shares to be repurchased:	Common stock

(2)	Aggregate number of shares to be repurchased:	Up to 20,000,000 shares (Equivalent to 1.4% of the number of shares issued (excluding treasury stock))

(3)	Aggregate amount to be repurchased:	Up to JPY 70,000,000,000

(4)	Repurchase period:	From May 15, 2018 to July 31, 2018

(5)	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

3.	Outline of the Cancellation

(1)	Type of shares to be cancelled:	Common stock

(2)	Number of shares to be cancelled:	All of the shares repurchased as stated in 2 above

(3)	Scheduled cancellation date:	August 20, 2018

* The actual number of shares to be cancelled will be announced after completing the repurchase stated in 2 above.

(Reference) Treasury stock held by SMFG as of March 31, 2018:

Number of shares issued (excluding treasury stock)	1,410,558,422 shares

Number of treasury stock	3,884,968 shares